UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DITECH HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title and Class of Securities)

25501G105
(CUSIP Number)

Caren Abramovich
Birch Run Capital Advisors, LP
1350 Broadway
Suite 2215
New York, NY 10018
(212) 433-1980

with a copy to:
Jason Daniel, Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201-4624
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Birch Run Capital Advisors, LP *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,724,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,724,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,724,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 31.06%**
(14)	Type of Reporting Person (See Instructions): IA

*	Birch Run Capital Advisors, LP is a registered investment adviser.
**

Based on an aggregate 5,551,843 shares of the Issuer’s common stock outstanding. The 5,551,843 shares is comprised of 4,252,500 shares of common stock issued (and reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), 724,481 shares of common stock that may be received by the Reporting Person from the exercise of 724,481 Series A Warrants, and 574,862 shares of common stock that may be received by the Reporting Person from the exercise of 574,862 Series B Warrants. We note that if all of the Series A Warrants issued by the Issuer and all of the Series B Warrants issued by the Issuer were exercised by the shareholders, the Reporting Person’s Percent of Class Reported in Item (13) above would be 10.00%.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: BRC Advisors GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,724,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,724,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,724,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 31.06%*
(14)	Type of Reporting Person (See Instructions): HC, OO

* Based on an aggregate 5,551,843 shares of the Issuer’s common stock outstanding. The 5,551,843 shares is comprised of 4,252,500 shares of common stock issued (and reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), 724,481 shares of common stock that may be received by the Reporting Person from the exercise of 724,481 Series A Warrants, and 574,862 shares of common stock that may be received by the Reporting Person from the exercise of 574,862 Series B Warrants. We note that if all of the Series A Warrants issued by the Issuer and all of the Series B Warrants issued by the Issuer were exercised by the shareholders, the Reporting Person’s Percent of Class Reported in Item (13) above would be 10.00% .

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Daniel Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 29,062
	(8)	Shared Voting Power 1,724,587
	(9)	Sole Dispositive Power 29,062
	(10)	Shared Dispositive Power 1,724,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,753,649
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 31.46%*
(14)	Type of Reporting Person (See Instructions): IN, HC

* Based on an aggregate 5,573,739 shares of the Issuer’s common stock outstanding. The 5,573,739 shares is comprised of 4,252,500 shares of common stock issued (and reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), 736,690 shares of common stock that may be received by the Reporting Person from the exercise of 736,690 Series A Warrants, and 584,549 shares of common stock that may be received by the Reporting Person from the exercise of 584,549 Series B Warrants. We note that if all of the Series A Warrants issued by the Issuer and all of the Series B Warrants issued by the Issuer were exercised by the shareholders, the Reporting Person’s Percent of Class Reported in Item (13) above would be 10.17% .

.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Gregory Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,724,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,724,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,724,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 31.06%*
(14)	Type of Reporting Person (See Instructions): IN, HC

* Based on an aggregate 5,551,843 shares of the Issuer’s common stock outstanding. The 5,551,843 shares is comprised of 4,252,500 shares of common stock issued (and reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), 724,481 shares of common stock that may be received by the Reporting Person from the exercise of 724,481 Series A Warrants, and 574,862 shares of common stock that may be received by the Reporting Person from the exercise of 574,862 Series B Warrants. We note that if all of the Series A Warrants issued by the Issuer and all of the Series B Warrants issued by the Issuer were exercised by the shareholders, the Reporting Person’s Percent of Class Reported in Item (13) above would be 10.00% .

Schedule 13D

CUSIP No. 25501G105

This Amendment No. 1 amends and supplements the Schedule 13D (“Initial 13D”) filed with the Securities and Exchange Commission on November 18, 2015, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP and BRC Advisors GP, LLC (collectively, the “Reporting Persons”). The total number of shares reported in the Initial 13D is being amended to include shares that were received from the Issuer pursuant to the Issuer’s Amended Prepackaged Plan of Reorganization (“Prepackaged Plan”), which became effective on February 9, 2018 (the “Effective Date”). In addition, upon the Effective Date, the name of the Issuer reported in the Initial 13D was changed to Ditech Holding Corporation. This Amendment No. 1 does not modify any of the disclosure previously reported in the Initial 13D, if not specifically amended herein. Unless otherwise defined herein, all capitalized items shall have the meanings ascribed to them in the Initial 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “New Common Stock”) of Ditech Holding Corporation (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 1100 Virginia Drive, Suite 100, Fort Washington, PA 19034. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

All shares of the New Common Stock reported herein were received pursuant to the terms of the Prepackaged Plan. On the Effective Date, all rights of any shareholder in respect of shares of common stock that were held prior to the Effective Date (“Old Common Stock”) were cancelled and extinguished. Pursuant to the Plan, each of the Reporting Persons received, in respect of one share of Old Common Stock, (i) 0.05689208 shares of New Common Stock, par value $0.01 per share (“New Common Stock”), (ii) 0.09692659 Series A Warrants to purchase an equivalent number of shares of New Common Stock, and 0.07690920 Series B Warrants to purchase an equivalent number of Shares of New Common Stock. The receipt of the New Common Stock and the Warrants was involuntary and in accordance with the terms of the Prepackaged Plan.

ITEM 4. PURPOSE OF TRANSACTION

Items 4(a) and 4(b) are hereby amended by adding the following:

On November 30, 2017, Walter Investment Management Corp. (the “Company”) filed a voluntary petition under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”) to pursue the Prepackaged Plan. On January 18, 2018, the Court entered an order confirming the Plan.

On the Effective Date, the Prepackaged Plan became effective pursuant to its terms and the Company emerged from bankruptcy. On February 9, 2018, the Issuer filed a Form 8-K with the Securities and Exchange Commission describing the material terms of the Issuer’s emergence from bankruptcy. Among other things, on the Effective Date, the Issuer issued the following equity and equity-linked securities:

  4,252,500 shares of New Common Stock;

  100,000 shares of Mandatorily Convertible Preferred Stock, face amount $1,000, convertible into 11,497,500 shares of New Common Stock;

  7,245,000 Series A Warrants, exercisable for 7,245,000 shares of New Common Stock; and

  5,748,750 Series B Warrants, exercisable for 5,748,750 shares of New Common Stock.

The Series A Warrants are exercisable at $20.63 per share of common stock and may be exercised beginning on February 9, 2018 through February 9, 2028. The Series B Warrants are exercisable at $28.25 and may be exercised beginning on February 9, 2018 through February 9, 2028.

Pursuant to the Prepackaged Plan, the Reporting Persons received shares of New Common Stock, Series A Warrants and Series B Warrants as set forth in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) are hereby amended as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof for each of the Reporting Persons. The Percentage of Class Outstanding for Daniel Beltzman is based on 4,252,500 shares of common stock outstanding, 12,209 shares of common stock that may be received upon exercise of 12,209 Series A Warrants and 9,687 shares of common stock that may be received upon exercise of 9,687 Series B Warrants. The Percentage of Class Outstanding for Birch Run Capital Partners, LP is based on 4,252,500 shares of common stock outstanding, 94,462 shares of common stock that may be received upon exercise of 94,462 Series A Warrants and 74,954 shares of common stock that may be received upon exercise of 74,954 Series B Warrants. The Percentage of Class Outstanding for Walloon BRC, LP is based on 4,252,500 shares of common stock outstanding, 290,778 shares of common stock that may be received upon exercise of 290,778 Series A Warrants and 230,727 shares of common stock that may be received upon exercise of 230,727 Series B Warrants. The Percentage of Class Outstanding for Pike BRC, LP is based on 4,252,500 shares of common stock outstanding, 339,241 shares of common stock that may be received upon exercise of 339,241 Series A Warrants and 269,181 shares of common stock that may be received upon exercise of 269,181 Series B Warrants.

	Number of Shares	Number of Shares of Common Stock	Number of Shares of Common Stock	Total Common Stock Received	Percentage of
Holder	of Common Stock	if Series A Warrants Exercised	if Series A Warrants Exercised	and Common Stock upon exercise of Warrants	Class Outstanding
Daniel Beltzman	7,166	12,209	9,687	29,062	0.68%
Birch Run Capital Partners, LP	55,446	94,462	74,954	224,862	5.09%
Walloon BRC, LP	170,676	290,778	230,727	692,181	14.50%
Pike BRC, LP	199,122	339,241	269,181	807,544	16.61%

Birch Run GP as the general partner of Birch Run, Daniel Beltzman and Gregory Smith as Managing Members of Birch Run GP, and Birch Run as investment adviser to the Funds may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the shared power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mr. Beltzman exercises sole voting and investment power over the shares of Common Stock directly held by him.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or investment power with respect to such securities.

Pursuant to management agreements among Birch Run, the Funds, and their respective general partners, Birch Run has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5(c) is hereby by amended as follows:

The information referenced in the text of Items 3 and 4 above is hereby incorporated by reference. Pursuant to the terms of the Plan and as of the Effective Date, the rights of Daniel Beltzman, Birch Run Capital Partners, LP, Walloon BRC, LP, Pike BRC, LP and the Reporting Persons in the shares reported on the Initial 13D were cancelled and extinguished. As of the Effective Date we note the following:

1.	Daniel Beltzman received 7,166 shares of common stock, 12,209 Series A Warrants and 9,687 Series B Warrants.
2.	Birch Run Capital Partners, LP received 55,446 shares of common stock, 94,462 Series A Warrants and 74,954 Series B Warrants.
3.	Walloon BRC, LP received 170,676 shares of common stock, 290,778 Series A Warrants and 230,727 Series B Warrants.
4.	Pike BRC, LP received 199,122 shares of common stock, 339,241 Series A Warrants and 269,181 Series B Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

The information set forth in Item 4 is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.	Joint Filing Agreement*
Exhibit B.	Prepackaged Plan of Reorganization, incorporated by reference from Exhibit T3E.1 to the Form T-3 filed by Walter Investment Management Corp. with the SEC on November 6, 2017
Exhibit C.	Series A Warrant Agreement, dated as of February 9, 2018, between the Issuer and Computershare, Inc. and Computershare Trust Company, N.A., incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018
Exhibit D.	Series B Warrant Agreement, dated as of February 9, 2018, between the Issuer and Computershare, Inc. and Computershare Trust Company, N.A., incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018

*As previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2018

Birch Run Capital Advisors, LP

By:	BRC Advisors GP, LLC, its general
partner

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith